Exhibit I-1
(English Language Translation)
Rule 802 Legend
This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquirer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.
February 24, 2011
To Whom It May Concern:

Company Name: (Share code: 8473)	SBI Holdings, Inc.
(Exchange listed: Tokyo Stock Exchange and Osaka Securities Exchange)

Representative:	Yoshitaka Kitao, Representative Director and CEO

Person in charge of disclosure:	Yasutaro Sawada, Director and CFO

Company Name: (Share code: 3749)	SBI VeriTrans Co., Ltd.
(Exchange listed: JASDAQ market of the Osaka Securities Exchange)

Representative:	Takashi Okita, Representative Director and COO

Person in charge of disclosure:	Tomohiro Yamaguchi, Director and CFO
Notice regarding Execution of Share Exchange Agreement to Convert SBI VeriTrans Co., Ltd.
into a Wholly-Owned Subsidiary of SBI Holdings, Inc.
SBI Holdings, Inc. (head office: Minato-ku, Tokyo; Representative Director and CEO: Yoshitaka Kitao; hereinafter referred to as “SBI Holdings”) and SBI VeriTrans Co., Ltd. (head office: Minato-ku, Tokyo; Representative Director and COO: Takashi Okita; hereinafter referred to as “SBI VeriTrans”) announced today that at board meetings held today, their respective boards of directors adopted resolutions to make SBI VeriTrans a wholly-owned subsidiary of SBI Holdings through a share exchange (kabushiki kokan; hereinafter referred to as the “Share Exchange”) subject to approval at SBI VeriTrans’ annual meeting of shareholders, and the two companies executed a share exchange agreement (hereinafter referred to as the “Share Exchange Agreement”). Details concerning the transactions are provided below.
SBI VeriTrans will become a wholly-owned subsidiary of SBI Holdings on August 1, 2011, the day that the Share Exchange takes effect, and SBI VeriTrans shares will be delisted (the delisting date will be July 27, 2011). Since a simplified share exchange arrangement (kani kabushiki kokan) will be used pursuant to the provisions of Article

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796, Paragraph 3 of the Companies Act, SBI Holdings does not require shareholder approval for the Share Exchange.
Details of the Share Exchange
1. Purpose of Conversion into a Wholly-Owned Subsidiary through the Share Exchange
(1) Purpose and Background of the Share Exchange
SBI VeriTrans was established as CyberCash K.K., the Japanese subsidiary of U.S.-based CyberCash, Inc., in 1997 to provide settlement services for Internet-based electronic transactions and provided various electronic transaction settlement services with a focus on credit card settlement services. The company changed its name to VeriTrans Co., Ltd. in 2002 (and later changed to SBI VeriTrans Co., Ltd. in 2005) and experienced steady expansion in the scope of its business supported by the growth of Japanese Internet markets and electronic commerce markets. In October 2004, the company listed its shares on the Hercules market of the Osaka Securities Exchange (currently the JASDAQ market of the Osaka Securities Exchange (Standard) (hereinafter referred to as “Osaka JASDAQ”).
The objectives of listing SBI VeriTrans’ shares were to raise name recognition and confidence in the company, boost creditworthiness with financial institutions including the credit card issuers that are SBI VeriTrans’s main trading partners, and recruit outstanding personnel. SBI VeriTrans also sought to take advantage of being a publicly-traded company to raise the funds necessary for developing systems that are compatible with various settlement methods and to make capital investments and corporate acquisitions for providing comprehensive services not limited to settlement services to electronic commerce (EC) businesses.
Following the listing of its shares, as initially planned, SBI VeriTrans developed systems that support a diverse range of settlement methods including credit card settlement as well as convenience store payments and electronic money settlement. SBI VeriTrans also developed and provided highly secure settlement services that do not require EC businesses to retain credit card information even before awareness of information security rose to today’s high levels, gaining the support of numerous EC businesses, particularly large corporations that have been involved in Internet commerce since the initial development of EC markets in Japan. At the same time, SBI VeriTrans pursued business and capital alliances with numerous service providers involved in EC related services and expanded the scope of its business to include information security services and advertising-related services so that it could provide comprehensive services not limited to settlement.
Under these conditions, SBI VeriTrans has benefited from the continued growth of EC markets in Japan, and after the listing of its shares, both net sales and ordinary income have grown more than 10% annually and this trend is expected to continue over the short-term. As price competition unfolds among EC businesses, however, new settlement methods such as electronic money have begun to appear, and rising system investment and operating costs necessitated by such factors as stricter handling of credit card information are expected to put pressure on income. In response, SBI VeriTrans has put highest priority on increasing transaction volumes by expanding its overseas business with a focus on Asia, and will aim to raise more profits. In its Asian and overseas business, with the launch of the “VeriTrans Ginren Network Settlement Service” in January 2009, SBI VeriTrans entered the EC mall business, began providing various services for Chinese tourists traveling in Japan, offered advertising services to Chinese companies through its subsidiary, and launched a market research and consulting business. Given that the businesses that are expected to compete in the development of EC settlement services in Asia and other countries will in many cases be large banks or their subsidiaries that issue credit card supported by their large corporate scale and extensive managerial resources, it will be essential for SBI VeriTrans to raise its competitiveness by collaborating with SBI Holdings, its parent company, and with other SBI group companies and effectively using their managerial resources.
Meanwhile, SBI Holdings has achieved dramatic growth throughout the SBI Group by developing five core businesses—securities, banking, casualty insurance, life insurance (preparations are currently being made for establishment of this business), and settlement services the field in which SBI VeriTrans is active—and generating synergy effects among these core businesses. The SBI group aims to create a global financial ecosystem that employs in its overseas business the expertise gained in core business segments in Japan. Further expansion of Internet-based financial transactions is expected, and SBI Holdings believes that it can rapidly and efficiently

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incorporate SBI VeriTrans’ EC settlement systems and know-how into the SBI Group and create substantial synergy effects by making SBI VeriTrans a wholly-owned subsidiary and integrating its management.
Social and information environments have undergone major changes since SBI VeriTrans was first listed on Osaka JASDAQ in October 2004, bringing the business fields of SBI Holdings and SBI VeriTrans into close contact. SBI Holdings believes that by making SBI VeriTrans a wholly-owned subsidiary and integrating its management, it will be possible to raise the corporate value of both companies and to create systems that can respond promptly and precisely to changes in the business environment.
Under these circumstances, SBI Holdings and SBI VeriTrans carefully examined the best possible option available to them, giving maximum consideration to the effects on SBI VeriTrans shareholders.
As a result of that examination, the two companies determined that making SBI VeriTrans a wholly-owned subsidiary of SBI Holdings and integrating the two companies to maximize income through the development of overseas business is in the best possible option for the shareholders, customers, trading partners, and other stakeholders of both companies.
(2) Anticipated Delisting of Shares and Reasons therefor
As a result of the Share Exchange, SBI VeriTrans will become a wholly-owned subsidiary of SBI Holdings on August 1, 2011, which is the effective date of the Share Exchange. Common shares of SBI VeriTrans will be delisted from Osaka JASDAQ on July 27, 2011 (the final trading day will be July 26, 2011) in accordance with the Osaka JASDAQ standards for delisting shares.
(3) Reasons for Delisting of Shares and Investigation of Alternative Measures
The objectives of the Share Exchange are as discussed in 1(1) above, and the delisting of SBI VeriTrans shares itself is not one of the objectives.
Even after SBI VeriTrans shares are delisted, the shares of SBI Holdings common stock to be allocated to holders of SBI VeriTrans common stock pursuant to the Share Exchange are listed on the First Sections of the Tokyo Stock Exchange, Inc. (hereinafter referred to as “Tokyo Stock Exchange”) and the Osaka Securities Exchange Co., Ltd. (hereinafter referred to as “Osaka Securities Exchange”), and it will be possible to trade those shares on the Tokyo Stock Exchange and the Osaka Securities Exchange even after the Share Exchange. Accordingly, we believe that this will ensure continued liquidity of the shares held by SBI VeriTrans shareholders.
SBI VeriTrans shareholders will be able to trade SBI VeriTrans shares on the Osaka JASDAQ as in the past until July 26, 2011 (scheduled), the final trading date.
(4) Measures Taken to Ensure Fairness
SBI VeriTrans is a consolidated subsidiary of SBI Holdings, and the relationship between the two companies is as described below. Consequently, to ensure that the share exchange ratio is fair and appropriate, each company appointed an independent, third-party valuation organization to calculate the share exchange ratio. SBI Holdings appointed KPMG FAS Co., Ltd. and SBI VeriTrans appointed Ernst & Young Shinnihon Tax as the third-party valuation organizations. Each requested that the respective valuation organization calculate an appropriate share exchange ratio and they received reports on the results. The two companies then conducted investigations and consultations and negotiations in a careful manner to incorporate the results of those calculations and decided to implement the Share Exchange at the agreed share exchange ratio.
When considering the Share Exchange, SBI VeriTrans received an opinion letter from Toshihide Ito, its outside corporate auditor (independent officer) who does not have interests with controlling shareholders, to the effect that “the Share Exchange is not detrimental to the interests of minority shareholders” on February 23, 2011.

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SBI Holdings and SBI VeriTrans have not obtained fairness opinions from third-party valuation organizations concerning the fairness of the share exchange ratio.
(5) Measures Taken to Avoid Potential Conflicts of Interest
Concerning the investigation and determination of the share exchange ratio, SBI Holdings and SBI VeriTrans investigated and determined the share exchange ratio at their respective board of directors meetings with their outside corporate auditors in attendance.
Since Yoshitaka Kitao who is a director of SBI VeriTrans also serves as SBI Holdings Representative Director, to avoid potential conflicts of interest, he did not participate in discussions or votes concerning the Share Exchange at any board of directors meetings of SBI Holdings or SBI VeriTrans held on February 24, 2011. Further, since SBI VeriTrans Representative Director Takashi Okita also serves as a director of SBI Holdings, to avoid potential conflicts of interest, he did not participate in discussions or votes concerning the Share Exchange at any board of directors meetings of SBI Holdings or SBI VeriTrans.
The board of directors meeting of SBI VeriTrans held on February 24, 2011 adopted resolution of the Share Exchange by approval of all the directors in attendance at the discussions and votes. All the corporate auditors in attendance at the discussions expressed an opinion that they had no objection to the implementation of the Share Exchange by SBI VeriTrans.
2. Summary of the Share Exchange
(1) Timetable for the Share Exchange

Board of Directors meetings approving the share exchange and execution of share exchange agreement (both companies)	February 24, 2011 (Thu)
Date of record of the annual shareholders meeting	March 31, 2011 (Thu)
Annual shareholders meeting to approve share exchange (SBI VeriTrans)	June 21, 2011 (Tue) (scheduled)
Final trading date (SBI VeriTrans)	July 26, 2011 (Tue) (scheduled)
Share delisting date (SBI VeriTrans)	July 27, 2011 (Wed) (scheduled)
Share exchange date (effective date)	August 1, 2011 (Mon) (scheduled)

Note:	SBI Holdings will implement the Share Exchange through the use of a simplified share exchange arrangement pursuant to Article 796, Paragraph 3 of the Companies Act, and consequently, SBI Holdings does not require approval from its shareholders.
(2) Share Exchange Methodology
The share exchange will lead to SBI Holdings becoming the share exchange wholly-owning parent company, and SBI VeriTrans becoming the share exchange wholly-owned subsidiary of SBI Holdings. SBI Holdings will implement the Share Exchange through the use of a simplified share exchange arrangement pursuant to Article 796, Paragraph 3 of the Companies Act, and consequently, SBI Holdings does not require approval from its shareholders. SBI VeriTrans shareholders have the opportunity to review the proposal at the annual shareholders meeting to be held on June 21, 2011.
(3) Share Exchange Ratio

	SBI Holdings	SBI VeriTrans
	(Share Exchange Wholly-	(Share Exchange Wholly-Owned
Company Name	Owning Parent Company)	Subsidiary)
Share exchange ratio*[1]	1	4.7
Number of shares to be delivered pursuant to the Share Exchange	*[2]

Notes 1.	Share Exchange Ratio

For every one share of SBI VeriTrans common stock, 4.7 shares of SBI Holdings common stock will

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be allocated and delivered (if any material changes in the various conditions that serve as the basis for the calculations, this share exchange ratio may be subject to change through consultations between the two companies). However, no shares will be allocated pursuant to the Share Exchange with respect to the 69,780 shares of SBI VeriTrans common stock held by SBI Holdings as of February 24, 2011. If there are any fractional shares of less than one share in the number of shares of SBI Holdings common stock that must be delivered to shareholders, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, SBI Holdings shall sell common stock of SBI Holdings equivalent to the sum of such fractions (if the sum contains a fraction of less than one, such fraction shall be rounded off), and deliver the proceeds of the sale to such shareholders in proportion to the fractions attributed to them.

2.	Number of Shares to be Delivered Pursuant to the Share Exchange

In the implementation of the Share Exchange, SBI Holdings will newly issue and deliver shares of SBI Holdings common stock equal to the total number of shares of SBI VeriTrans common stock owned by shareholders of SBI VeriTrans (here and hereafter, excluding SBI Holdings) stated or recorded in the SBI VeriTrans shareholder register immediately prior to the Share Exchange coming into effect (hereinafter referred to as the “Time of Record”) multiplied by 4.7. Pursuant to a resolution of a board of directors meeting to be convened by the day immediately preceding the effective date of the Share Exchange, SBI VeriTrans will cancel all treasury shares owned by SBI VeriTrans as of today and all treasury shares which SBI VeriTrans will own by the Time of Record (including those to be acquired upon the share purchase demand made by dissenting shareholders in connection with the Share Exchange).

As of February 24, 2011, the number of outstanding shares of SBI VeriTrans common stock was 170,790. After deducting the 69,780 shares owned by SBI Holdings, and then multiplying by 4.7, the result is 474,747 shares.

Since the treasury shares of SBI VeriTrans will be cancelled as described above, and stock options for SBI VeriTrans shares may be exercised, each before the effective date of the Share Exchange (scheduled as August 1, 2011), the number of shares to be delivered pursuant to the Share Exchange on the effective date of the Share Exchange has not yet been finalized.
(4) Basis for Calculating the Share Allocations Associated with the Share Exchange
(a) Basis and Background for the Calculation
To ensure that the Share Exchange is fair and appropriate, SBI Holdings and SBI VeriTrans each appointed an independent, third-party valuation organization. SBI Holdings appointed KPMG FAS Co., Ltd. and SBI VeriTrans appointed Ernst & Young Shinnihon Tax, and each requested that the respective valuation organizations determine an appropriate share exchange ratio and received reports on the results. The two companies then conducted consultations and negotiations in a careful manner based on the results of those determinations and agreed on the share exchange ratio.
(i) Summary of the Valuations by the Third-Party Valuation Organizations
(KPMG FAS Co., Ltd.)
Since SBI Holdings shares are traded on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange and SBI VeriTrans shares are traded on Osaka JASDAQ, thus both having a market price, KPMG FAS Co., Ltd. used the market price analysis method with respect to the common stock of both companies. KPMG FAS Co., Ltd. also performed calculations using the discounted cash flow method (hereinafter referred to as “DCF Method”) to reflect the status of future business activities of SBI VeriTrans.
With respect to the market price analysis method, KPMG FAS Co., Ltd. made calculations based on the ratios of the closing prices one month, three months, and six months before the calculation reference date (February 23, 2011).

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The share exchange ratios (i.e., the number of shares of SBI Holdings common stock to be allocated for each one share of SBI VeriTrans common stock) calculated by KPMG FAS Co., Ltd. using each of these methods are set forth in the table below.

Calculation Method	Share Exchange Ratio Valuation Range
Market Price Analysis Method	3.63 - 4.74
DCF Method	5.33 - 6.71
When calculating the share exchange ratios above, KPMG FAS Co., Ltd. used information provided by SBI Holdings and SBI VeriTrans and publicly available information, assumed that the documents and information received were accurate and complete, and did not independently verify the accuracy or completeness of the documents and information. Further, KPMG FAS Co., Ltd. did not independently perform any valuation, appraisal, or assessment of the assets and liabilities (including off-book assets and liabilities and other contingent liabilities) of SBI Holdings, SBI VeriTrans, and their affiliates including analysis or valuation of individual assets or liabilities, and did not request a third-party organization to perform such appraisal or assessment. Further, KPMG FAS Co., Ltd. worked under the assumption that the financial forecasts were produced in a reasonable manner using the best available information and judgments at the time the forecasts were made.
KPMG FAS Co., Ltd. prepared the share exchange ratio results as a third-party valuation organization for the purpose of submission to the SBI Holdings Board of Directors for use by the SBI Holdings Board as reference information when determining the share exchange ratio. The calculation results are not an expression of opinion by KPMG FAS Co., Ltd. concerning the fairness of the share exchange ratio.
(Ernst & Young Shinnihon Tax)
Ernst & Young Shinnihon Tax calculated the share exchange ratio using the market price analysis method since SBI VeriTrans shares are listed on Osaka JASDAQ and SBI Holdings shares are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange and it believes that market price is a highly objective indicator of corporate value.
In addition, Ernst & Young Shinnihon Tax also performed the calculations by combining the market price analysis method with the comparable company comparison method and DCF Method to supplement and correct the market prices.
With respect to the market price analysis method, Ernst & Young Shinnihon Tax calculated the share exchange ratio based on the average closing prices of SBI VeriTrans and SBI Holdings shares one month, three months, and six months before the calculation reference date (January 31, 2011) and the volume weighted average price for one month before the calculation reference date.
Ernst & Young Shinnihon Tax noted that it would be necessary to use even more recent data to determine the share exchange ratio.
The numbers of shares of SBI Holdings common stock to be allocated for each share of SBI VeriTrans common stock calculated by Ernst & Young Shinnihon Tax using each of these methods are set forth in the table below.

Calculation Method	Share Exchange Ratio Valuation Range
Market Price Analysis Method, and Market Price Analysis Method combined with Similar Company Comparison Method and DCF Method	4.201 - 5.104
Ernst & Young Shinnihon Tax calculated the share exchange ratios using information provided by SBI Holdings and SBI VeriTrans and publicly available information. In performing the share exchange ratio calculations, Ernst &

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Young Shinnihon Tax relied on the information, and it did not independently verify the accuracy or completeness of those documents and information. Further, Ernst & Young Shinnihon Tax did not independently perform any valuation, appraisal, or assessment of the assets and liabilities (including off-book assets and liabilities and other contingent liabilities) of SBI VeriTrans and SBI Holdings, and did not request a third-party organization to perform such appraisal or assessment. Further, Ernst & Young Shinnihon Tax relied on forecasts and materials provided by the two companies with respect to forecasts of future income and cash flows.
Ernst & Young Shinnihon Tax prepared the share exchange ratio results as a third-party valuation organization for the purpose of submission to the SBI VeriTrans Board of Directors for use by the SBI VeriTrans Board as reference information when determining the share exchange ratio. The calculation results are not an expression of opinion by Ernst & Young Shinnihon Tax concerning the fairness of the share exchange ratio.
(ii) Determinations by SBI Holdings and SBI VeriTrans
SBI Holdings and SBI VeriTrans carefully examined the share exchange ratio calculation results received from the third-party valuation organizations described above.
With respect to valuation method, since SBI Holdings shares are traded on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange, SBI VeriTrans shares are traded on Osaka JASDAQ, and therefore corporate value of both companies is considered to be objectively reflected in their market prices, so they determined that the most appropriate valuation method is the market price analysis method or the method that takes into consideration market prices.
Further, SBI Holdings and SBI VeriTrans conducted their investigations based on the valuation results using the market price analysis method by the third-party valuation organizations, took into consideration recent stock prices of both companies, considered the financial status, future outlooks and assets of both companies to make comprehensive determinations. As a result of careful consultations and negotiations, they determined that the share exchange ratio indicated in 2(3) above would be in the interests of the shareholders of both SBI Holdings and SBI VeriTrans, and their respective Board of Directors today adopted resolutions determining the share exchange ratio for the Share Exchange.
If any material changes in the various conditions that serve as the basis for the calculations, the share exchange ratio may be subject to change through consultations between the two companies.
(b) Relationship with the Valuation Organizations
KPMG FAS Co., Ltd., the third-party valuation organization appointed by SBI Holdings, and Ernst & Young Shinnihon Tax, the third-party valuation organization appointed by SBI VeriTrans, are both independent of SBI Holdings and SBI VeriTrans and are not their related parties.
(5) Handling of Stock Options of the Share Exchange Wholly-Owned Subsidiary
By the day immediately preceding the effective date, SBI VeriTrans will extinguish, without payment of compensation, all stock options issued by SBI VeriTrans that have not yet been exercised, by acquisition through exercise of call option and cancellation pursuant to a resolution of the board of directors, by causing the holders of the stock options to waive their stock options, or by other method.
3. Corporate Profiles of the Parties to the Share Exchange (as of September 30, 2010)

(1)	Name	SBI Holdings, Inc. (Share Exchange Wholly-Owning Parent Company)	SBI VeriTrans Co., Ltd. (Share Exchange Wholly-Owned Subsidiary)

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(2)	Main business activities	Corporate group oversight and management, etc. through stock holdings, etc.	Settlement service business, etc.
(3)	Date of incorporation	July 8, 1999	April 24, 1997
(4)	Address of Head Office	1-6-1 Roppongi, Minato-ku, Tokyo	1-6-1 Roppongi, Minato-ku, Tokyo
(5)	Name and title of representative	Yoshitaka Kitao Representative Director and CEO	Takashi Okita Representative Director and COO
(6)	Capital	JPY 73,226 million	JPY 1,066.972 million
(7)	Number of outstanding shares	19,940,492 shares (including 14,621 treasury shares)	170,790 shares (including 7,500 treasury shares)
(8)	Fiscal year end	March 31	March 31
(9)	Number of employees	3,331 (consolidated)	61 (consolidated)
(10)	Majority shareholders and associated shareholdings	CBNY-ORBIS Funds 8.60% CBNY-ORBIS SICAV 6.78% Japan Trustee Service Bank, Ltd. 4.78%	SBI Holdings, Inc. 40.86% Japan Trustee Service Bank, Ltd. 5.13% SBI VeriTrans Co., Ltd. 4.39% Osaka Securities Finance Company., Ltd. 1.71%
(11)	Major banking partners	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Sumitomo Trust & Banking Co., Ltd.	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking Co., Ltd. SBI Sumishin Net Bank, Ltd.
(12)	Major customers	General customers and businesses etc. in Japan and overseas	Mitsubishi UFJ NICOS Co., Ltd. Sumitomo Mitsui Card Co., Ltd. JCB Co., Ltd. East Japan Railway Company bitWallet Inc. VeriSign Japan K.K. Others

(13)	Relationship between the parties
(i)	Capital relationship	SBI Holdings owns 40.86% (69,780 shares) of SBI VeriTrans’ total outstanding shares (170,790 shares).
(ii)	Personnel relationship	Two of SBI VeriTrans’ four directors are also SBI Holdings directors.
(iii)	Business relationship	SBI VerTrans has provided settlement-related services on the service site administered by SBI Holdings.

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(iv)	Status as related parties	SBI VeriTrans is a consolidated subsidiary of SBI Holdings.

(14)	Financial performance for the previous three fiscal years

	SBI Holdings, Inc.			SBI VeriTrans Co., Ltd.
	(wholly-owning parent company)			(wholly-owned subsidiary)
Fiscal Year	FY Ended March 2008	FY Ended March 2009	FY Ended March 2010	FY Ended March 2008	FY Ended March 2009	FY Ended March 2010
Consolidated net assets (million yen)	387,766	419,338	428,615	2,049	2,552	2,652
Consolidated total assets (million yen)	1,219,247	1,079,233	1,229,939	4,349	5,300	6,075
Consolidated net assets per share (yen)	21,438.08	21,129.47	21,424.02	12,384.57	15,042.06	16,156.94
Consolidated net sales (million yen)	222,567	130,922	124,541	3,705	4,402	5,024
Consolidated operating income (million yen)	42,606	4,403	3,431	758	921	1,016
Consolidated ordinary income (million yen)	35,687	37	1,112	763	942	1,051
Consolidated net income for the period (million yen)	4,228	(18,375)	2,350	449	561	613
Consolidated net income per share (yen)	376.63	(1,232.48)	140.30	2,683.49	3,368.79	3,747.14
Dividends per share (yen)	1,200	100	100	500	600	700
4. Corporate Condition upon Completion of the Share Exchange (planned)

(1)	Name	SBI Holdings, Inc.
(2)	Main business activities	Corporate group oversight and management etc. through stock holdings and the like
(3)	Address of Head Office	1-6-1 Roppongi, Minato-ku, Tokyo
(4)	Representative	Yoshitaka Kitao Representative Director and CEO
(5)	Fiscal year end	March 31
(6)	Summary of accounting treatment	The Share Exchange falls under a transaction with minority shareholders under the classification of transactions under common control. Refer to 5.(4) concerning the generation of goodwill as a result of the Share Exchange.

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5. Impact of the Share Exchange on Consolidated Financial Performance

(1)	Capital	There will be no change in capital as a result of the Share Exchange.
(2)	Net assets	Undetermined at this time.
(3)	Total assets	Undetermined at this time.
(4)	Goodwill	It is expected that goodwill will be generated as a result of the Share Exchange. The amount of the goodwill to be generated is undetermined at this time.
(5)	Consolidated Financial Performance	The impact on the consolidated financial performance as a result of the Share Exchange is minimal.
6. Matters Relating to Transactions with Controlling Shareholders
SBI Holdings owns 40.8% of SBI VeriTrans’ outstanding shares and SBI VeriTrans is a consolidated subsidiary of SBI Holdings. Therefore, for SBI VeriTrans, the Share Exchange is a transaction with a controlling shareholder.
To ensure its independence without the imposition of any restrictions by its parent company or group companies, the SBI VeriTrans Board of Directors adopted and disclosed in its Corporate Governance Report the following “Guidelines concerning Measures for the Protection of Minority Shareholders when Conducting Transactions, etc with Controlling Shareholders” as a part of the basic policy relating to its internal governance systems pursuant to the Companies Act: “SBI VeriTrans will ensure that transactions with the parent company, subsidiaries of the parent company, and subsidiaries be made on the same basic conditions as transactions with other parties and at fair market prices, and otherwise be fair and appropriate.”
The compliance of the Share Exchange with the “Guidelines concerning Measures for the Protection of Minority Shareholders when Conducting Transactions, etc with Controlling Shareholders” is as follows:
As discussed in 1.(4) above, Toshihide Ito, an independent officer of SBI VeriTrans who does not have interests with SBI Holdings, which is SBI VeriTrans’s controlling shareholder, submitted an opinion letter to the effect that “the Share Exchange is not detrimental to the interests of minority shareholders” on February 23, 2011. In addition, SBI VeriTrans adopted “Measures Taken to Ensure Fairness” including requesting that an independent third-party valuation organization calculate the share exchange ratio and determining the share exchange ratio based on the results of those calculations. Further, “Measures Taken to Avoid Potential Conflicts of Interest” were taken as stated in 1.(5) above.
As a result, SBI VeriTrans determined that the Share Exchange complies with its “Guidelines concerning Measures for the Protection of Minority Shareholders when Conducting Transactions, etc with Controlling Shareholders.”
End.
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For inquiries concerning this matter
SBI Holdings, Inc.: Corporate Communications Division, Telephone: 03-6229-0126
SBI VeriTrans Co., Ltd.: Business Management Division, Corporate Branding Section, Telephone: 03-6229-0537

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